BB 3/3 *

SEC Mail Processing Section

MAR 01 2010

Washington, DC
105

10028223

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 West Monroe St., Suite 734
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryon Taylor — 312 253-4175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Blvd., 13th Floor	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8

OATH OR AFFIRMATION

I, Bryon Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OM Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLYNIS BODDIE
MY COMMISSION EXPIRES
OCTOBER 1, 2011
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

Glynis Boddie
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OM SECURITIES, LLC
DECEMBER 31, 2009 AND 2008

Filed as public information pursuant to SEC Rule 17a-5.

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
OM Securities, LLC

We have audited the accompanying statements of financial condition of OM Securities, LLC (an Illinois limited liability company) (the "Company") as of December 31, 2009 and 2008, that the Company is filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OM Securities, LLC as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 25, 2010

OM Securities, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS	2009	2008
Cash and cash equivalents	$ 283,981	$ 464,053
Investments in marketable securities	-	250,000
Receivables from broker-dealers and clearing organizations	718,205	43,417
Due from customers, net of allowance of $8,510	9,883	-
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $14,710 and $6,475 in 2009 and 2008, respectively	8,344	9,261
Other assets	160,649	89,606
TOTAL ASSETS	$ 1,181,062	$ 856,337

LIABILITIES AND MEMBER'S EQUITY	2009	2008
LIABILITIES		
Accounts payable and accrued expenses	$ 803,149	$ 238,734
Due to member	6,560	74,360
Indemnification payable	8,510	-
Total liabilities	818,219	313,094
MEMBER'S EQUITY		
Contributed capital	10,370,000	6,335,000
Deficit accumulated during development stage	(10,007,157)	(5,791,757)
Total member's equity	362,843	543,243
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,181,062	$ 856,337

The accompanying notes are an integral part of these statements.

NOTE A - NATURE OF BUSINESS

OM Securities, LLC (the "Company"), a wholly-owned subsidiary of OptionMonster Holdings, Inc. (the "Parent Company"), acts as an introducing broker-dealer in the purchase and sale of securities and options. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

The Company has agreements with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has its office located in Illinois and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development-Stage Enterprise

In prior years, the Company was considered a development-stage enterprise. A development-stage enterprise is an entity devoting substantially all of its efforts to establishing a new business. During the year ended December 31, 2009, the Company fully initiated its principal operations and, as such, is no longer considered a development-stage enterprise.

Investments

Securities are classified as trading, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity.

All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or trading.

Investments in marketable securities are considered to be trading securities and are carried at fair value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and fair value is included in the statement of operations as other income.

Transactions in securities are recorded on a trade-date basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") clarified accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, guidance was provided on re-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements are effective for fiscal years beginning after December 15, 2006. In December 2008, the FASB permitted certain entities to defer the effective date to annual financial statements for fiscal years beginning after December 15, 2008.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. The adoption of this policy in 2009 had no material effect on the Company's financial statements. The Company has elected to be taxed as a limited liability company. As a result, the member is responsible for reporting income or loss, to the extent required by the Federal and state income tax laws and regulations, based upon its respective share of the Company's income and expense as reported for income tax purposes. As of December 31, 2009, the Company had no material unrecognized Federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2009.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of 90 days or less.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009 and 2008, the net capital ratio was 5.65 to 1 and 0.72 to 1 and the net capital was $144,697 and $435,095, which was $90,149 and $385,095 in excess of its required net capital of $54,548 and $50,000, respectively. As an introducing broker-dealer that receives customer securities for immediate delivery to a clearing firm, the Company has a minimum net capital requirement of $50,000, or 6-2/3% of its aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - INCOME TAXES

The Company is a disregarded entity and, as such, the Parent Company files and pays taxes on its behalf. The Company does not reflect tax consequences borne by the Parent Company on its statement of financial condition.

NOTE E - LEASE COMMITMENT

The Company occupies facilities under operating lease agreements. The terms of the leases require the Company to pay allocated common area, utilities and maintenance costs associated with the facilities.

The future minimum lease commitments under the leases are as follows:

Years ending December 31,	
2010	$23,869
2011 and thereafter	-

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the broker of cash and/or securities of not less than $250,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on its accounts.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2009, the total amount of customer debit balances maintained by its clearing brokers and subject to such indemnification was estimated to be $8,510 and is included in indemnification payable on the accompanying statement of financial condition.

This agreement provides the clearing broker with a lien upon all cash and cash equivalents, securities and receivables held by the clearing broker. This lien secures the liabilities and obligations of the Company to the clearing broker.

At December 31, 2009 and 2008, the Company had cash and cash equivalents of $260,595 and $9,926 and investments with a fair value of $-0- and $250,000, respectively, on deposit with the clearing broker. These deposits are classified as receivables from broker-dealers and clearing organizations on the accompanying statements of financial condition.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. Historically, the Company has not had significant losses related to such risk to date.

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Financial Instruments with Off-Balance-Sheet Risk - Continued

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding as of December 31, 2009 and 2008.

NOTE G - CONCENTRATION OF CREDIT RISK

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE H - RELATED-PARTY TRANSACTIONS

The Company retains employees and incurs other costs that are paid by the Parent Company in order to facilitate the operation of its business. As of December 31, 2009 and 2008, the Company owed the Parent Company $6,560 and $74,360, respectively.

Employees at the Company participate in a 401(k) plan and certain share-based compensation maintained and accounted for at the Parent Company.

NOTE I - SUBSEQUENT EVENTS

In the two months following the balance sheet date, the Company received contributions totaling $800,000 from the Parent Company.

Company management has determined that no other material events or transactions occurred subsequent to December 31, 2009 and through February 25, 2010, the date the Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosures in the Company's statement of financial condition.

REPORT ON SECURITIES INVESTOR PROTECTION CORPORATE ASSESSMENTS PURSUANT TO U.S. SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
OM SECURITIES, LLC

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OM SECURITIES, LLC
DECEMBER 31, 2009 AND 2008

Filed as public information pursuant to SEC Rule 17a-5.

Grant Thornton

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
OM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by OM Securities, LLC and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities ("Specified Parties"), solely to assist you and the other Specified Parties in evaluating OM Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). OM Securities, LLC's management is responsible for the OM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as recorded in the general ledger, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 through March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T to the general ledger detail, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and general ledger detail supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no overpayment was reported in Form SIPC-7T.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we express no such opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be, and should not be, used by anyone other than these Specified Parties.

Grant Thornton LLP

Chicago, Illinois
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067735 FINRA DEC
OM SECURITIES LLC 8*8
230 W MONROE ST STE 734
CHICAGO IL 60606-4702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bryon Taylor (312) 253-4175

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9,178

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,888)

______ Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 7,290

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,290

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,290

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OM Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of February, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,627,122
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	956,080
(4) Reimbursements for postage in connection with proxy solicitation	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	956,080
2d. SIPC Net Operating Revenues	$ 3,671,042
2e. General Assessment @ .0025	$ 9,178

(to page 1 but not less than $150 minimum)